UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

This Form 1-K is to provide an ☒ Annual Report OR ☐ Special Financial Report for the fiscal year ended:
12/31/2024

Exact name of issuer as specified in the issuer’s charter:	Paradyme Fund A II, LLC.

Jurisdiction of incorporation/organization:	Delaware

I.R.S. Employer Identification Number:	93-3887467

Address of Principal Executive Offices:1200 Broadway #2111, Nashville, TN 37203

Phone:	800-560-5215

Title of each class of securities issued pursuant to Regulation A: Class A Units

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K, unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box and leave the rest of Part I blank.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF

THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

Paradyme Fund A II, LLC

Commission File No. 024-12449

93-3887467

I.R.S Employer Identification No.

Delaware

(State or other jurisdiction of incorporation or organization)

1200 Broadway #2111

Nashville, TN 37203

(Address of Principal Executive Office)

(800) 560-5215

Issuer’s Telephone Number

All correspondence:

Jeffrey McConnell, Esq.

Dodson Robinette PLLC

101 S. Woodrow Ln., Ste. 101

Denton, Texas 76205

EMAIL FOR CORRESPONDENCE: jeff@investmentlawyers.com

In this Annual Report on Form 1-K (the “Annual Report”), unless the context otherwise indicates, the terms “the Company,” “we,” “us,” “our,” "RVH," and similar terms refer to Paradyme Fund A II, LLC, a Delaware series limited liability company, and its subsidiaries.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report that are forward-looking statements. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” “should,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance, or achievements to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Annual Report.

These factors include, but are not limited to, those discussed in this Annual Report under Item 1(g), "Business - Risk Factors," and the risks described in the Paradyme Fund A II, LLC Offering Circular (File No. 024-12449) qualified by the Securities and Exchange Commission on August 12, 2024 (the “Offering Circular”), particularly in the section entitled “RISK FACTORS” thereof.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, regulatory, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

Compound Real Estate Bonds, Inc.

ANNUAL REPORT ON FORM 1-K

For the Year ended December 31, 2024

i

PART II

PARADYME FUND A II, LLC

Item 1. Business

Our Company

The Company was formed on September 27, 2023, as a Delaware series limited liability company. The Company intends to acquire, develop, operate, improve, and/or sell residential and commercial real estate throughout the United States. The Company may establish a separate series (“Series”) for each Underlying Asset that is real property or it may hold several Underlying Assets in a Series. The Company intends that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series will be enforceable against the assets of the applicable Series only, and not against the assets of the Company or its other Series.

Our Manager, Paradyme Asset Management II, LLC, is our sole member and will be the initial member and manager of each Series.

We intend that each Series will be taxed either as a partnership or a Real Estate Investment Trust (REIT), as determined in our Manager’s sole discretion. The taxation election of each Series will be listed in the Series Offering Table.

Our Manager will generally receive Series Interests in each Series in consideration for its services. Additionally, our Manager and its affiliates may invest in Series Interests at the same price as that offered to investors.

Acquisition Process of Real Property Assets

We will rely on our Manager to identify, underwrite, and negotiate for properties on our behalf. We intend to invest throughout the U.S., although we intend our initial market focus to include western states and other states including Missouri, Texas, and Tennessee. Our Manager has the authority to make all the decisions regarding our investments. The criteria that our Manager will consider when evaluating prospective investment opportunities include:

•macroeconomic conditions that may influence operating performance;

•real estate market factors that may influence real estate valuations;

•analysis of the real estate, zoning, operating costs, development costs and the asset’s overall competitive position in its market;

•real estate and sales market conditions affecting the real estate;

•the estimated costs and timing associated with capital improvements or development of the real estate;

•a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

•review of third-party reports, including appraisals, comparable properties, historical rent and vacancy rates, engineering, and environmental reports; and

•physical inspections of the real estate and analysis of markets.

If a potential investment meets our Manager’s underwriting criteria, our Manager will analyze each potential investment’s risk return profile and review financing sources, if applicable.

Generally, acquisitions will be negotiated and arranged by our Manager or its affiliates. Properties may be acquired by the Series designated to hold the Underlying Asset, by a wholly owned subsidiary of the Series, or by our Manager or one of its affiliates. The Company will then raise the equity needed to acquire and get the property ready for market or development, as the case maybe, and may obtain a loan to finance a portion of such activities, in the discretion of our Manager.

If our Manager or one of its affiliates purchases an Underlying Asset directly, then, after the relevant Series has obtained sufficient capital and financing, if applicable, it will sell the Underlying Asset to that Series (or its subsidiary) for an amount equal to the original purchase price (including closing costs) plus holding costs, renovation and other related costs incurred prior to the sale to the Series as well as the fees due our Manager related to the Underlying Asset.

In cases where a Series purchases an Underlying Asset directly from a third-party seller, it will use the proceeds of the offering for that Series to purchase the Underlying Asset and our Manager or an affiliate may provide a loan to the Series to finance all or part of the purchase price of the Underlying Asset that would be repaid with or without interest, as determined by our Manager, from the proceeds of the offering.

We may finance a portion of the purchase and/or development or construction of properties using debt. We expect a target portfolio wide leverage of approximately 50%-80% loan to value. We will seek to secure leverage that is long term, fixed rate and nonrecourse, to the extent obtainable on a cost-effective basis; however, we may use floating rate, short term or construction financing as well. Our Manager may from time to time modify our leverage policy in its discretion and may elect not to employ any leverage at all in its discretion.

Allocation of Expenses

Our Manager and/or its affiliates may advance offering expenses for the Series and will be reimbursed through offering proceeds. In general, these costs include legal, accounting, underwriting, filing and compliance costs, as applicable, related to the offering.

In addition, each Series will be responsible for the costs and expenses attributable to the activities of the Company related to the Series including, but not limited to:

●

fees, costs and expenses incurred in connection with the management of the Underlying Assets and preparing any reports and accounts of the Series, including, but not limited to, audits of the Series’ annual financial statements, tax filings and the circulation of reports to investors;

●	insurance premiums or expenses;
●	withholding or transfer taxes imposed on the Company or the Series or any of the members;
●	governmental fees imposed on the capital of the Company or the Series;
●

legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, the Series or Manager in connection with the affairs of the Company or the Series, or relating to legal advice directly relating to the Company’s or the Series’ legal affairs;

●	fees, costs and expenses of a third-party registrar and transfer agent appointed by the manager in connection with a series;
●	indemnification payments;
●	costs, fees, or payments related to interest or financing expenses for the Series;
●	potential HOA or association fees related to the Underlying Assets;
●	costs of any third parties engaged by our Manager in connection with the operations of the Company or the Series; and
●	any similar expenses that may be determined to be operating expenses, as determined by our Manager in its reasonable discretion.

If any fees, costs, and expenses of the Company are not allocable to a specific Series, they will be borne proportionately across all of the Series (which may include future Series to be issued). Our Manager will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy.

Employees

As of December 31, 2024, the Company had no direct employees and remained entirely reliant on the operational and management services provided by its Manager.

Legal Proceedings

The Company is not a party to any current litigation and is not aware of any threatened litigation. Ryan Garland, the manager of the Manager, was party to a lawsuit involving real estate development, which recently settled. Mr. Garland assisted in raising capital for the real estate development project. Investors claimed the developer/main sponsor for the project used raised capital for personal use and couldn’t advance the project. Mr. Garland discovered and advised investors of the issue. Three investors out of twelve filed suit naming the developer, Mr. Garland, and a number of other parties including the escrow and title company alleging mismanagement of funds. The main sponsor/developer of the project disappeared and avoided investors until the statute of limitations for the alleged claims expired. Although Mr. Garland claimed no wrongdoing throughout the suit, he chose to settle with investors. The lawsuit began in 2021, and Mr. Garland recently settled in October of 2023.

Competition

The Company competes with many others engaged in real estate investment and management including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. The residential and commercial real estate industries are highly competitive, and we face competition from many sources, including from other income producing real estate both in the immediate vicinity and the geographic market where our properties are and will be located. We also will compete with other companies acquiring loans. The hard money lending space is becoming increasingly crowded, with both institutional and private investors seeking higher returns amid fluctuating interest rates and market uncertainties. This intensifies the need for the Company to streamline operations and adopt technology for faster underwriting and decision-making.

Governmental Regulation

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change. We will also be subject to federal state and local laws that affect property ownership generally, including zoning regulations, environmental laws, certificates of occupancy limitations, and laws related to accommodations for persons with disabilities. This includes but is not limited to laws and regulations related to the Americans with Disabilities Act (“ADA”), discrimination, employees, and government taxes. Failure to comply with the ADA, employment laws, and tax laws can expose a company to significant legal, financial, and reputational risks. Noncompliance with the ADA, such as failing to provide reasonable accommodations for employees with disabilities, can lead to lawsuits, government fines, and negative publicity. Violating employment laws—such as wage and hour regulations, anti-discrimination policies, or workplace safety requirements—can result in penalties, employee lawsuits, and even criminal charges in severe cases. Similarly, failing to adhere to tax laws, whether through incorrect reporting, underpayment, or misclassification of employees as independent contractors, can trigger audits, fines, and potential legal action from tax authorities. Beyond financial and legal consequences, these violations can damage the Company’s reputation, harm employee morale, and lead to increased scrutiny from regulators, ultimately impacting long-term business sustainability.

Series I Barn Cave Property Overview

On September 27, 2023, Paradyme Fund A II, LLC established Paradyme Fund A II, LLC – Series I Barn Cave for the purpose of acquiring the property at 40 Retail Centre Blvd, Lake Havasu, AZ 86404 (“Barn Cave Property”) from a third-party seller. An affiliate of our Manager entered into a purchase agreement to purchase the Barn Cave Property on October 17, 2023. The Series acquired the property for a purchase price of $4,000,000. See the purchase and sale agreement attached as Exhibit 6.1. Series I Barn Cave closed on the property through 40 Retail BC LH, LLC, an Arizona limited liability company, a wholly owned subsidiary of the Series, on April 22, 2024. The Series intends to capitalize the project through this offering and a separate exempt offering under Regulation D, Rule 506(c), and debt financing. An affiliate of our Manager, Paradyme Secured Income Fund, LP, has provided a bridge loan to 40 Retail BC LH, LLC in the amount of $3,900,000.00 at a rate of twelve percent (12%) simple interest per annum for the acquisition.

Address of Property	40 Retail Centre Blvd, Lake Havasu, AZ 86404

Type of Property	Vacant land

Acreage	Approximately 17 acres

Configuration	93 total units split between three bedroom and four-bedroom units (total number of units is subject to change)

Intended improvements

Series I Barn Cave intends to develop a total of 93 total luxury condos with each condo having its own RV/boat storage unit built below the condos and an approximately 42,000 sq. ft. community center shell for inclusion of a pool and gym. The project will include a community center featuring a pool and gym. The Series plans to build an approximately 42K sq. ft the community center shell on the northwest side of the property. In order to do so, the Series split the property into two parcels. The condos will be developed on one parcel and the community center on the other parcel, which is expected to be approximately three acres. Title to the community center shell and the parcel it is located on will be transferred to and owned by an entity affiliated with our Manager (the “Affiliated Entity”), which will receive title to the parcel from the Series at no cost after it is completed. The Series plans to transfer title to the Affiliated Entity in order to facilitate the community center’s operation past the dissolution of the Series. After the construction of the shell and transfer of title, the Affiliated Entity plans to contract with an operator to build out the tenant improvements for the center and operate the community center pursuant to a commercial lease. Our Manager believes the transfer of the community center to the Affiliated Entity will benefit the Series by reducing costs to the Series since it will not have to make tenant improvements to or operate the facility. This will allow the Series to sell the condos more quickly than if it had to develop the community center and then sell it.

Development and sale of property

Below is the estimated timeline for the development project. This is a tentative schedule and is subject to change. This schedule is preliminary in nature and is based on current assumptions regarding permitting, construction sequencing, availability of labor and materials, financing, and market conditions. The development schedule is provided for informational purposes only and should not be relied upon as a guarantee of timing or completion. Actual development milestones may differ materially from those currently anticipated.

The Series intends to construct the community center first. After its completion and it commences operations, the Series intends to use permanent construction financing and reinvestment of profits to fund the development of the Condos. Profits from the sale of the first Condos built will be used to fund development of the other Condos.

The overall building and site aesthetic will be a modern industrial design and will include a combination of steel, stone, veneer, and stucco mixed with cool appealing colors. The entry and street view will be comprised of tall palm trees, drought tolerant plants, green grass and rock landscape. The design includes architecturally appealing perimeter buildings which provide maximum security and eliminate any negative visual impact on neighboring properties. The facility will incorporate a state-of-the art security system, 24-hour surveillance cameras and a computerized security gate system that allows access from your smartphone.

The facility is designed to meet the specific market demand for Luxury Condo and RV/Boat Storage in Lake Havasu area which includes a strong demand for Condo-style storage units with the ability to own and not rent. In addition, there will be oversized drive aisles to accommodate the bigger RVs and Boats to make parking vehicles a breeze. The Property is located behind a Home Depot store and is in close proximity to an airport, Walmart, RV resort, Crystal Beach, and the Havasu North Shopping Center Mall. The site size is approximately 17 acres.

Series I Barn Cave plans to market the condos to three main groups which include existing homeowners in Havasu, visitors looking for a vacation home, and new homeowners in Havasu. In addition, Members who hold Class A-2 Units (not offered through this offering) will have the option, subject to management discretion, to receive their distributions “in-kind” as an ownership interest in a condo of their choice, subject to Manager approval. These Members will be required to enter into a purchase and sale agreement for the condo and may have their invested capital and distributions distributed as an ownership interest in the condo upon liquidation and dissolution of the Series. However, there can be no assurance that any Member will be permitted to receive an in-kind distribution or that such distributions will be available at the time or in the manner anticipated.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on management’s best judgment and assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Overview

This discussion analyzes the financial condition and results of operations of Paradyme Fund A II, LLC and its subsidiaries for the fiscal year ended December 31, 2024, compared to the fiscal year ended December 31, 2023. The Company is in the development stage, focusing on real estate development.

Results of Operations

Revenues: The Company and its series had no revenue for the year ended December 31, 2024, and no revenue for the period from inception from September 27, 2023, through December 31, 2023.

Operation Expenses: The Company and its series had $65,549 in general and other startup expenses for the year ended December 31, 2024, compared to $35,990 for the inception period from September 27, 2023, through December 31, 2023, resulting in an increase of $29,559 representing an increase of approximately 81.2%. The increase was due to additional general expense incurred by the Company.

Net Loss: The Company and its series had a net loss of $65,528 for the year ended December 31, 2024, compared to a net loss of $35,990 for the period from inception from September 27, 2023, through December 31, 2023, resulting in an increase of approximately 81.2%. However, there is only operational history for the last three months of 2023. If 2024 is averaged for 3 months, there would be a net loss of only $16,382 compared to $35,990 in 2023. The increase is due to increased expenses in 2024 compared to 2023.

The Company has had no significant operations and no revenues as of the date of this Offering Circular other than the acquisition of the property. Series I Barn Cave closed on the property (through its subsidiary) on April 22, 2024, and expects to fund development activities through proceeds raised in this offering and by reinvesting revenue as condos are sold.

Liquidity and Capital Resources

Overview: As of December 31, 2024, the Company reported total current assets of approximately $1.50 million, consisting primarily of cash of $1,478,584 and other current assets of $16,767, with no current liabilities outstanding. This represents a significant improvement in liquidity compared to the prior year, when the Company held no cash and reflected a current liability of $35,990 due to an affiliate. The increase in liquidity during 2024 was driven entirely by financing activities, specifically equity issuances totaling $3,098,233, which funded both operating expenditures and the acquisition of tangible and intangible assets. After accounting for $1,501,364 of investment in real estate and software assets and $82,295 of net cash used in operations, the Company ended 2024 with a strong cash position and positive working capital.

Financing activities are the Company’s primary source of capital resources. In addition to the 2024 equity raise, the Company previously relied on advances from an affiliate to meet startup expenses, which were repaid during 2024. The Company currently has no borrowings, indicating an unlevered balance sheet and absence of mandatory debt service obligations. While this reduces near-term liquidity pressure, it also means future development phases may require either additional equity or external financing. The Company is continuing this offering and its offering exempt from registration pursuant to Regulation D to raise sufficient funds to fund the capital needs of its series, Series I Barn Cave, with the expectation that capital markets will remain the principal funding mechanism.

From a liquidity risk perspective, cash balances substantially exceed current obligations, and the Company is reported as a going concern. However, the absence of operating revenue, the early stage of development, and the reliance on future capital raises create material dependence on investor funding and successful project execution. Management acknowledges sensitivity to general economic conditions and real estate market factors beyond its control. The Company maintains deposits at a single financial institution, with balances exceeding FDIC insurance limits, which presents concentration risk but does not appear to impair short-term liquidity.

Debt Obligations: An affiliate of our Manager, Paradyme Secured Income Fund, LP, has provided a bridge loan to 40 Retail BC LH, LLC in the amount of $3,900,000.00. The loan has an interest rate of twelve percent (12%) simple interest per annum.

Going Concern: Financial statements have been prepared assuming the Company will continue as a going concern. The Company and its series have limited operating history and have not generated revenue from operations. Its series will require additional capital until revenue from the sale of condos is sufficient to cover operational costs. These matters raise substantial doubt about the Series’ ability to continue as a going concern. During the next 12 months, the series intends to fund and complete construction of the community center shell, after which it will focus its development efforts on developing the condos.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trends

The Company and Series I Barn Cave have a limited operating history and data for trend analysis. Nonetheless, the business of the Company and Series I Barn Cave is subject to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Events including, but not limited to, recession; inflation; downturn or otherwise; government regulations and political policies; travel restrictions; changes in the real estate market; and interest-rate fluctuations could have a material adverse effect on the Company’s financial condition and the results of its operations.

Housing Supply and Real Estate Market Conditions: The broader US housing market has experienced fluctuations influenced by the aforementioned interest rate and inflation trends, leading to reduced affordability and transaction volumes in some areas. In our primary market of Lake Havasu, Arizona, mild softening from the highly competitive conditions seen earlier in the decade. Prices remain well above pre-pandemic levels, but year-over-year appreciation has largely flattened, and some segments are experiencing modest price reductions as sellers adjust to more normal demand. The 2025 landscape suggests stability rather than rapid appreciation. Rental demand in Lake Havasu remains supported by the area’s tourism, retiree migration, and seasonal population, yet rent growth has moderated in line with national trends. Condo investments with desirable locations, HOA-managed amenities, and flexible short-term rental rules continue to perform best, while projects with high association fees or deferred maintenance face greater scrutiny. The Company has a limited operating history to establish internal trends.

Contingent Liabilities

As of December 31, 2024, the Company had no material contingent liabilities.

Income Taxes

The Company and its series are treated as a partnership entity for federal and state income tax purposes and generally does not incur entity-level income taxes. Tax liabilities and benefits pass through to the members.

Significant Accounting Policies

A summary of the Company's significant accounting policies is included in Note 2 to the Consolidated Financial Statements included in Item 7 of this Annual Report.

Item 3. Directors and Officers

The following table provides information on our current executive officers, directors, and key individuals:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/ Part Time
Ryan Garland	Manager	40	October 30,2023 - Present	Full Time
Michael Reveley	Chief Executive Officer	63	October 30,2023 - Present	Part Time – 20 hours/week

Ryan Garland

Ryan Garland is the sole member and manager of our Manager. Ryan Garland’s unparalleled ability to understand the real estate market, and to consequentially shift his strategic thinking is the very foundation on which he has built his stellar career. Ryan started his lending career in the traditional SFR (Single Family Residence) space. Due to Ryan's ability to establish relationships with HNW clientele (High-Net-Worth) and his passion for distressed assets, he began the Paradyme brand. Ryan acted as CEO of Paradyme Funding Inc. from 2016 through May of 2023 where he focused on strategic planning, financial management, investment decision-making, and leadership to drive the company's growth, profitability, and long-term success in a dynamic industry. From May 2023 through to the present, he is currently chairman of the board where he focuses on organization of board meetings, ensuring proper communication between the board and the Chief Executive Officer, and providing strategic guidance to the company as a whole. He has also been the manager of our Manager since its inception on October 30, 2023. Currently our Manager only manages the Company, but it may manage other entities in the future.

Ryan successfully facilitated and closed an average of 150 short sales and REO transactions a month during the 2008 recession period, strictly focused on “workout turnarounds" also known as flips - both in the SFR and Commercial sectors. Operating as an LP, Ryan was voted #1 Top Originator in California for four years in a row. Ryan also made Top Producer Magazine, a nationwide publication. Ryan has facilitated over $1.5 billion in distressed real estate transactions.

Ryan was party to a lawsuit involving real estate development, which recently settled. Mr. Garland assisted in raising capital for the real estate development project. Investors claimed the developer/main sponsor for the project used raised capital for personal use and couldn’t advance the project. Mr. Garland discovered and advised investors of the issue. Three investors out of twelve filed suit naming the developer, Mr. Garland, and a number of other parties including the escrow and title company alleging mismanagement of funds. The main sponsor/developer of the project disappeared and avoided investors until the statute of limitations for the alleged claims expired. Although Mr. Garland claimed no wrongdoing throughout the suit, he chose to settle with investors. The lawsuit began in 2021 and Mr. Garland recently settled in October of 2023.

Michael Reveley

Mr. Reveley is the Chief Executive Officer of Paradyme Asset Management II, LLC. From 2021 to 2022, Mr. Reveley worked as the Managing Director, Head of Fund Distribution for Scarsdale Capital, a distressed debt fund located in Los Angeles, California. From 2011 to 2021, he served as the Executive Director of Structural Monitoring System (ASX:SMN), an aerospace technology company with operations in the U.S., Australia and Canada. Mr. Reveley helped oversee Structural Monitoring System’s recapitalization, restructuring and subsequent growth to over 100 employees globally. From 2009 to 2011 Mr. Reveley served as the Co-Founder and Chief Investment Officer of SEAL Capital, a Los Angeles based global macro hedge fund. Prior to forming SEAL Capital, from 19963 to 2009, Michael served as the Co-Founder and Chief Investment Officer of Seagate Global Advisors. Seagate Global Advisors was an alternative asset management platform offering strategies in global macro, emerging market fixed income and China based private equity through an affiliated company, Seabright Asset Management – a joint venture with China Everbright Bank in Hong Kong. From 1990 to 1996, Mr. Reveley served as a Director at Swiss Bank Corporation in New York and London responsible for Eurobond and Global Bond origination in North America. From 1985 to 1990, he served as a Vice President at First Interstate Bank responsible for the Derivative Sales Team in New York. Mr. Reveley holds a B.A. in economics from the University of Southern California.

Neither our Manager nor its manager has, during the past five years:

•been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

•had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Family Relationships

There are no family relationships between the Company’s managers, officers, or directors.

Compensation Of Directors And Executive Officers

Our manager will receive management fees from each Series as described below, if applicable, along with any other fees described in the Series Designations for a Series.

Fees

Organization and Due Diligence Fee: The Manager or its designated affiliate may receive an organization/due diligence fee for its efforts in organizing and making each Series investment opportunity available and conducting due diligence on the investment opportunity and Underlying Assets for each Series payable upon breaking impounds and using the capital contributions provided to the Series. The organization and due diligence fee for Series I Barn Cave is a flat fee of two hundred forty-six thousand dollars ($246,000.00).

Acquisition fee: The Manager or its designated affiliate will receive a one-time acquisition fee of two percent (2%) of the purchase price of any real property for locating, conducting due diligence, and acquiring the property on behalf of the Series.

Capital Management Fee: The Manager may receive a capital management fee from each Series calculated and payable quarterly in arrears beginning on the first quarter end date following the initial closing date of the issuance of Interests in a Series, equal to one-half percent (0.50%) (2% annualized) of the deployed capital contributions of the Series as of the last day of the immediately preceding quarter.

Property Management Fee: The Manager or its designated affiliate may receive a property management fee commensurate with market rates for each real property asset held by a Series for which it provides property management services.

Developer Fee: The Manager or its designated affiliate may receive a developer fee in connection with services related to the management of the development or capital improvements of Underlying Assets from each Series payable in a frequency determined by the Manager as funds are expended.

Construction Management Fee: The Manager or its designated affiliate may receive a construction management fee for construction management services to a Series payable as funds are expended in a frequency determined by the Manager as funds are expended.

Disposition fee: The Manager or its designated affiliate may receive a disposition fee for efforts in the sale of any real property owned by a Series.

Reimbursement of Expenses: The Manager may enter into an agreement pursuant to which the Manager loans to the Company an amount equal to the remaining excess operating expenses (the ”Operating Expenses Reimbursement Obligation(s)”). The Manager, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Code)) on any Operating Expenses Reimbursement Obligation. The Operating Expenses Reimbursement Obligation(s) shall become repayable when cash becomes available for such a purpose in accordance with Article VII of the Company Agreement.

Fees for Professional Services: Each Series may retain certain of the Manager’s affiliates, for services relating to the Series or operations of the Company or Series, including any  administrative  services, construction, brokerage, leasing, development, financing, title, insurance, property oversight and other asset management services. Any such arrangements will be at market terms and rates, as determined by the Manager.

Item 4. Security Ownership of Management and Certain Securityholders

As of April 8, 2026, the following table displays the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Company’s capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company’s capital stock as of the date of this Offering Circular.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (1)	Percent of voting power
Company interest	Paradyme Asset Management II, LLC(1) 1200 Broadway #2111, Nashville, TN 37203	100% of Membership Interests of Paradyme Fund A II, LLC	N/A	100%	100%

(1) Paradyme Asset Management II, LLC is managed and 100% owned by Ryan Garland.

Our Manager will serve as the initial member for each Series and may purchase Series Interests through this offering.

The following table displays the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Series Interests of Series I Barn Cave, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Series Interests of Series I Barn Cave as of the date of this Offering Circular.

Series I Barn Cave

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Percent of voting power
Class A Series Interests	The Williams Family Trust, dated 12/8/2021(1) 36802 N. Pfeifer Lane, Queen Creek, AZ 85140	1,000 Class A Series Interests of Series I Barn Cave	N/A	14.45%	10.11%
Class B Series Interests	Paradyme Asset Management II, LLC(2) 1200 Broadway #2111, Nashville, TN 37203	100 Class B Series Interests of Series I Barn Cave	N/A	100%	30%

(1)Kim L. Williams as trustee.

(2)Paradyme Asset Management II, LLC is managed and 100% owned by Ryan Garland.

Item 5. Interest of Management and Others in Certain Transactions

Pursuant to our Company Agreement, we have agreed to pay our Manager certain fees as detailed in “Compensation Of Directors And Executive Officers” as well as the compensation detailed in each Series Designation. Our Manager has been issued membership interests in our Company and is the initial member of each Series. As a member, our Manager has executed and is a party to our Company Agreement and will be entitled distributions in each Series.

Series I – Barn Cave

Affiliate Loan for Property Acquisition: An affiliate of our Manager, Paradyme Havasu Storage, LLC, loaned $100,000.00 for the downpayment for the property purchase at a rate of five percent (5%) simple interest per annum to be acquired by Series I Barn Cave through its wholly owned subsidiary, 40 Retail BC LH, LLC. This loan has been repaid by the Series.

Affiliate Loan for Community Center Development: In addition, another affiliate of our Manager, Paradyme Secured Income Fund, LP, has provided a bridge loan to 40 Retail BC LH, LLC in the amount of $3,900,000.00 with a simple interest rate of twelve percent (12%) per annum for the acquisition of the property. The loan agreement is attached as Exhibit 6.2.

Item 6. Other Information

None.

Item 7. Financial Statements

PARADYME FUND A II, LLC

Financial Statements and Independent Auditors’ Report

PARADYME FUND A II, LLC

(a Delaware series limited liability company)

Audited Financial Statements

For the calendar year ended December 31, 2024 and the inception period from

September 27, 2023 through December 31, 2023

INDEPENDENT AUDITOR’S REPORT

August 4, 2025

To:        Board of Directors, PARADYME FUND A II, LLC
Re:        2024 and 2023 Financial Statement Audit

We have audited the accompanying financial statements of PARADYME FUND A II, LLC (a series limited liability company organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, members’ equity/deficit, and cash flows for the calendar year period ended December 31, 2024 and the inception period from September 27, 2023 through December 31, 2023, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, shareholders’ equity/deficit and cash flows for the calendar year period ended December 31, 2024 and the inception period from September 27, 2023 through December 31, 2023 thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA, PC

San José, CA

August 4, 2025

PARADYME FUND A II, LLC

Balance Sheets

As of December 31, 2024 and 2023

See Independent Auditor's Report and Notes to the Financial Statements

	2024	2023
Assets
Current assets
Cash	$1,478,584	$0
Other current assets	16,767	0
Total current assets	1,495,351	0

Real estate assets, net	1,478,864	0
Intangible assets, software	22,500	0

Total assets	$2,996,715	$0

Liabilities and Members’ Equity
Current liabilities
Due to affiliate	$0	$35,990
Total current liabilities	0	35,990

Membership interests	$2,996,715	(35,990)

Total Liabilities and Members’ Equity	$2,996,715	$0

PARADYME FUND A II, LLC

Statements of Operations

For the calendar year ended December 31, 2024 and for the inception period from

September 27, 2023 through December 31, 2023

See Independent Auditor's Report and Notes to the Financial Statements

	Jan 1 – Dec 31 2024	Sep 27 – Dec 31 2023
Rental income	$0	$0
Operating expenses
General and other startup expenses	65,549	35,990
Total operating expenses	65,549	35,990

Net operating income	(65,549)	(35,990)

Interest income (expense)	21	0

Net income (loss)	$(65,528)	$(35,990)

PARADYME FUND A II, LLC

Statements of Members’ Equity (Deficit)

For the calendar year ended December 31, 2024 and for the inception period from
September 27, 2023 through December 31, 2023

See Independent Auditor's Report and Notes to the Financial Statements

Membership interest
Balance as of September 27, 2023	$0
Net (loss)	(35,990)
Balance as of December 31, 2023	$(35,990)
Equity issuance	3,098,233
Net (loss)	(65,528)
Balance as of December 31, 2024	$2,996,715

PARADYME FUND A II, LLC

Statements of Cash Flows

For the calendar year ended December 31, 2024 and for the inception period from

September 27, 2023 through December 31, 2023

See Independent Auditor's Report and Notes to the Financial Statements

	Jan 1 – Dec 31 2024	Sep 27 – Dec 31 2023
Cash Flows from Operations
Net income (loss)	$(65,528)	$(35,990)
Adjustments to net income (loss)
Changes in assets and liabilities
(Increase) in Other current assets	(16,767)	0
Total Cash Flows from Operations	(82,295)	(35,990)

Cash Flows from Investments
Investments in tangible and intangible assets	(1,501,364)	0
Total Cash Flows from Investments	(1,501,364)	0

Cash Flows from Financing
Start-up funding from affiliate	(35,990)	35,990
Equity issuances	3,098,233
Total Cash Flows from Financing	3,062,243	35,990

Total Cash Flows	1,478,584	0
Beginning Cash Balance	0	0
Ending Cash Balance	$1,478,584	$0

Notes to the Financial Statements

For the calendar year ended December 31, 2024 and for the inception period from

September 27, 2023 through December 31, 2023

See accompanying Independent Auditor’s Report

NOTE 1 - NATURE OF OPERATIONS

PARADYME FUND A II, LLC (“the Company”) is a limited liability organized under the laws of the State of Delaware on September 27, 2023. The Company is newly formed and plans to hold and operate a real estate holding and rental business upon raising capital (see Note 8).

In 2023, the Company designated a series of the limited liability company named Paradyme Fund A II, LLC – Series I Barn Cave. The assets of Series Barn Cave shall comprise of that certain real property and improvements thereon located at 40 Retail Centre and U.S. Highway 95, Lake Havasu City, Arizona, which will be acquired by Series I Barn Cave upon the close of an initial offering of the securities of the series (See Note 8).

Series I Barn Cave intends to develop a total of 150 total luxury condos with each condo having its own RV/boat storage unit built below the condos and an approximately 20-23 sq. ft. community center shell for inclusion of a pool and gym. The community center shell will be leased or sold to an operator who will construct tenant improvements for the pool and gym.

The manager of the Company is Paradyme Asset Management II, LLC (the “Manager”), an affiliate of the Company. The Company will acquire additional assets, seed them into series companies and raise capital from outside investors (See Notes 4 and 8).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2024, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2024 and 2023, the Company had $1,478,584 and $0 of cash on hand, respectively.

Sales Taxes

Various states impose a sales tax on the Company’s sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets

Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to thirty years depending on the asset type.

The Company will review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2024, the Company had acquired land in conjunction with the pursuit of its business aims as well as had incurred construction costs all totalling almost $1,500,000.  As these assets are not yet complete, no depreciation expense has been recorded.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

•Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.

•   Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a partnership for US federal tax purposes. Items of income, loss, credit and gain are passed through to the members of the Company. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely- than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is likely to incur taxable losses in the short-term and is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue rental income will be recognized as earned less allowances for rent collection deficiencies.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.  The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is a partnership for federal income tax purposes. The Company is expected to incur taxable losses in the short-term and any items of income or expense are allocated to the member(s) on a prorata basis. Accordingly, no provision for income tax is incurred by the Company on its own account.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBERSHIP INTEREST

The Company has a single member though, as discussed in Note 8, individual series designations may have different membership interests.

NOTE 5 –DEBT

The Company does not have any borrowings.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

An affiliate of the Company has advanced certain funds to the Company in order to meet its start-up expenses and initial costs. The Company’s affiliate charges 5 percent simple interest per annum on these advances. There is no guarantee that the Company could obtain funding with similar terms on the open market.

NOTE 8 – SUBSEQUENT EVENTS

Reg A Securities Offering and Associated Acquisition

The Company is continuing its capital raising efforts with a securities offering exempt from registration under Regulation A.   The Company intends to raise funds within its series companies sufficient to complete the acquisition assets to be individually seeded into series limited liability companies.

Management’s Evaluation

Management has evaluated subsequent events through August 4, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Item 8. Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Formation of Paradyme Fund A II, LLC (1)
2.2	Limited Liability Operating Agreement of Paradyme A Fund II, LLC (1)
2.3	Paradyme Fund A II, LLC – Series I Barn Cave Series Designation (1)
4.1	Form of Subscription Agreement (1)
6.1	Real Estate Purchase Agreement for Paradyme Fund A II, LLC – Barn Cave property (1)
6.2	Paradyme Secured Income Fund, LP Loan Document (1)
6.3	Paradyme Secured Income Fund, LP Promissory Note
11.1	Consent of Auditor

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Lake Havasu, Arizona, on April 8, 2026.

Paradyme Fund A II, LLC
a Delaware series limited liability company

By:	Paradyme Asset Management II, LLC, a Tennessee limited liability company

By:	/s/ Ryan Garland
Name:	Ryan Garland
Title:	its Manager

This report been signed by the following persons in the capacities and on the dates indicated.

Paradyme Asset Management II, LLC, a Tennessee limited liability company	Date: April 8, 2026

By:	/s/ Michael Reveley
Name:	Michael Reveley
Its:	Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer

By:	/s/ Ryan Garland
Name:	Ryan Garland
Title:	Manager of Paradyme Asset Management II, LLC